

SI   19003322



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 2 8 2019
Washington, DC

SEC FILE NUMBER

8-67511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MSC-BD, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

410 PEACHTREE PKWY STE 4245

(No. and Street)

CUMMING   **GA**   **30041**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS   (404) 536-6984

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL D. STAR, P.A., CPA

(Name – *if individual, state last, first, middle name*)

2422 SOUTH ATLANTIC AVE., **DAYTONA BEACH SHORES,** **FL**   **32118**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____CHARLES BOTCHWAY_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSC-BD, LLC _____ , as of _____DECEMBER 31_____ , 20 18 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT/CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSC-BD, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2018**

MSC-BD, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

TABLE OF C O N T E N T S

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of MSC-BD, LLC

Opinion on the Financial Statements

We have audited the financial statements of MSC-BD, LLC ("Company") which comprise the statement of financial condition as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is is fairly stated in all material respects, in relation to the financial statements as a whole.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

We have served as MSC-BD, LLC's auditor since 2014.

February 20, 2019

MSC-BD, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		For Year Ended December 31, 2018
CURRENT ASSETS		
Cash and cash equivalents	$	21,033
Commissions and fees receivable		241
Other assets		15,576
Total current assets		36,850
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	36,850
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Commissions payable	$	9,838
Accounts payable		13
Other accrued expenses		-
Total current liabilities		9,851
MEMBERS' EQUITY		
Undistributed earnings		26,999
Total Stockholders' Equity		26,999
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	36,850

See notes to financial statements and auditors' report.

MSC-BD, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2018

		2018
REVENUES:		
Commissions and Fee Income	$	5,166
Consulting fees		22,500
Other income		23,803
Total revenue		51,469
EXPENSES:		
Commission expenses	$	29,135
General operating expenses		17,604
Professional services		27,131
Regulatory fees		9,029
Total expenses		82,899
NET (LOSS) FROM OPERATIONS	$	(31,430)

MSC-BD, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2018

	Total Member's Equity
Balances, December 31, 2017	$ 22,629
Plus Capital Contributions	35,800
Less Distributions	-
Net income (loss) for 2018	(31,430)
Balances, December 31, 2018	$ 26,999

MSC-BD, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (31,430)
Adjustments to reconcile net loss to net cash:	
Depreciation and amortization expense	
Net change in operating assets and liabilities:	
Increase in commissions receivable	16,371
Increase in prepaid expenses	(15,540)
Increase in accounts payable	8,638
Increase in accrued expenses	-
Increase in other expenses	
Decrease in deferred revenue	
NET CASH PROVIDED BY OPERATING ACTIVITIES	(21,961)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment & leasehold improvements	
NET CASH PROVIDED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net change in distributions	-
Net change Capital contributions	35,800
Net change in advances from related party	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	35,800
NET CHANGE IN CASH AND CASH EQUIVALENTS	13,839
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,194
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 21,033

See notes to financial statements and auditors' report.

MSC-BD, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

Note 1   <u>**Organization and Summary of Significant Accounting Policies**</u>

Organization and Business
MSC-BD, LLC ("Company") is a Florida Limited Liability Company formed on May 23, 2011. Previously the Company was incorporated as an S Corporation on July 10, 2006. The Company is a wholly owned subsidiary of Madison Street Capital, LLC (the "Parent"), an Illinois Limited Liability Company. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority. The Company provides accredited Investor to selectively participate in alternate private placement transactions not typically available to them. The Company also offers its investors variable annuity, mutual funds, and capital raising products.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

Revenue Recognition
The Company recognizes revenue as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collective amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2018, management believes all receivables to be fully collectible.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company is a Limited Liability Company ("LLC") for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company is a single member LLC and is a disregarded entity for IRS purposed. Therefore, the Company has no federal, state, or local filing requirement. The Company's members are taxes on the Company's earnings.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2013 through 2018) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MSC-BD, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018

Note 2   *Financial Instruments and Concentration of Risk*

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2018.

Note 3   Commitments, Contingencies, and Related Party Transactions

On December 11, 2014 a complaint was filed with FINRA. The Company successfully prevailed with its response to this complaint. There was no liability as a result and the complaint has been completely resolved.

Note 4   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2018, the Company has net allowable capital of $11,423 which exceeded the required net capital by $6,423.

Note 5   Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

MSC-BD, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION
OF NET CAPITAL PURSUANT TO SEC RULE 17A-5(d)(4)
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL

Total member's equity from Statement of Financial Condition	$	26,999
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		26,999
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2018		-
Total capital and allowable subordinated liabilities		26,999
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		-
Other assets		15,576
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		11,423
Haircuts on securities:		
Other		-
Net capital	$	11,423

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	657
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		6,423
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		5,423

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of form X-17A-5 as of December 31, 2018)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	11,423
Net audit adjustments	-
Net capital per above	11,423

See notes to financial statements and auditors' report.

MSC-BD, LLC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition	$	9,851
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	9,851
Ratio: Aggregate indebtedness to net capital (0.86 to 1)		86.24%

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2018.

See notes to financial statements and auditors' report.

MSC-BD, LLC
SCHEDULE III
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2018

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

SCHEDULE II

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
MSC-BD, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) MSC-BD, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are no aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 20, 2019

Rule 15C3-3 Exemption Report

MSC-BD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.1 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

- Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).

- Operate pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). MSC-BD, LLC does not and will not hold customer funds or safekeep customer securities.

During the fiscal year ending December 31, 2018, MSC-BD, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Charles Botchway, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

Date: 02/13/19

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF
ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of MSC-BD, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by MSC-BD, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating MSC-BD, LLC's compliance with the applicable instructions of Form SIPC-7. MSC-BD, LLC's management is responsible for MSC-BD, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 20, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067511 FINRA DEC
MSC-BD, LLC
410 PEACHTREE PKWY STE 4245
CUMMING, GA 30041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANTHONY DIAMOS: (404) 536-6984

2. A. General Assessment (item 2e from page 2) $1

   B. Less payment made with SIPC-6 filed (exclude interest) (0   )
      July 30, 2018
      Date Paid

   C. Less prior overpayment applied (   )

   D. Assessment balance due or (overpayment) _____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $1

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
      Total (must be same as F above) $1

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MSC-BD, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 4th day of February, 20 19.

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2018
and ending DEC. 31, 2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 51,469

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

      Total additions _____

2c. Deductions.

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   5,166

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

    ## Consulting Fees, REITS Income   45,428

    (Deductions in excess of $100 000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions   50,594

2d. SIPC Net Operating Revenues $ 875

2e. General Assessment @ .0015 $ 1

                                  (to page 1, line 2.A.)